United States Securities and Exchange Commission
Office of Insurance Products
Mr. Mark A. Cowen, Esq.
100 F Street, N.E. Mail Stop 5-6
Washington DC 50549-0506

Re: Midland National Life Separate Account A
     Premier Variable Universal Life III
     File Nos. 333-153825 and 811-5271


Dear Mr. Cowen:

The following is in response to your comment letter dated December 5, 2008 for the above referenced N-6 registration statement.

     1.   Fee Table (Pages 15 to 20)

          a. Please provide completed fee information in the fee table (and throughout the prospectus) in an amendment to the registration statement.

All information in the fee table has been updated with the appropriate information.

          b. With respect to the "Per Policy Expense Charge," the charge stated in the fee table is $8 per month in all policy years, but on page 19 of the prospectus the charge is not specified (charge is designated as $X.XX).

This charge is $10.00 monthly and has been updated in the Fee Table and throughout the prospectus.

          c. Please consider centering the heading "Additional Benefits charges" to be consistent with the other heading in the fee table.

The heading has been centered to be consistent with the rest of the table.

     2.   Part C - Exhibit Index

          If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 482(b) under the Securities Act of 1933.

Enclosed in the filing is a new Power of Attorney, which relates specifically to the filings for this product.

     3.   Financial Statements, Exhibits, and Other Information

          Financial Statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

The financial statements, exhibits and other information are in this pre-effective amendment filing as requested.

     4.   Tandy Representation

          We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in the possession of all facts relating to the insurance company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding out comments, in the event the insurance company request acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

          o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Midland National Life Insurance Company from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o We may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We are aware that the Division of Enforcement has access to all information we have provided to the staff of the Division of Investment Management in connection with your review of our filing or in response to your comments on our filing.

The Tandy Representation is in the cover letter from Terri Silvius for this pre-effective amendment filing.

Please contact Fred Bellamy should any questions or concerns arise. Thank you!